UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Gamida Cell Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M47364100

(CUSIP Number)

Alejandro Moreno

c/o Access Industries, Inc.

40 West 57th Street, 28th Floor

New York, New York 10019

(212) 247-6400

with copies to:

Nicholas P. Pellicani

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. M47364100

1	NAME OF REPORTING PERSON. AI Gamida Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,750,000 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 3,750,000 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,750,000 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.32%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	Excludes 3,068,864 Ordinary Shares that are beneficially owned by Clal Biotechnology Industries Ltd. and its subsidiaries and 3,111,111 Ordinary Shares that are directly owned by AI Biotechnology LLC.
(2)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Statement are based on 59,298,846 Ordinary Shares issued and outstanding on September 30, 2021, as reported in the Issuer’s Form 6-K filed with the SEC on November 15, 2021.

CUSIP No. M47364100

1	NAME OF REPORTING PERSON. Access Industries Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 6,179,975 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 6,179,975 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,179,975 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.39%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	Excludes 3,750,000 Ordinary Shares that are owned directly by AI Gamida Holdings LLC.
(2)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Statement are based on 59,298,846 Ordinary Shares issued and outstanding on September 30, 2021, as reported in the Issuer’s Form 6-K filed with the SEC on November 15, 2021.

CUSIP No. M47364100

1	NAME OF REPORTING PERSON. Access Industries, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 6,179,975 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 6,179,975 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,179,975 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.39%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	Excludes 3,750,000 Ordinary Shares that are owned directly by AI Gamida Holdings LLC.
(2)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Statement are based on 59,298,846 Ordinary Shares issued and outstanding on September 30, 2021, as reported in the Issuer’s Form 6-K filed with the SEC on November 15, 2021.

CUSIP No. M47364100

1	NAME OF REPORTING PERSON. Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 9,929,975 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 9,929,975 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,929,975 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.69%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Statement are based on 59,298,846 Ordinary Shares issued and outstanding on September 30, 2021, as reported in the Issuer’s Form 6-K filed with the SEC on November 15, 2021.

CUSIP No. M47364100

1	NAME OF REPORTING PERSON. Clal Biotechnology Industries Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,694,487 shares
	8	SHARED VOTING POWER 1,374,377 shares
	9	SOLE DISPOSITIVE POWER 1,694,487 shares
	10	SHARED DISPOSITIVE POWER 1,374,377 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,068,864 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.16%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Excludes 3,750,000 Ordinary Shares that are owned directly by AI Gamida Holdings LLC and 3,111,111 Ordinary Shares that are owned directly by AI Biotechnology LLC.
(2)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Statement are based on 59,298,846 Ordinary Shares issued and outstanding on September 30, 2021, as reported in the Issuer’s Form 6-K filed with the SEC on November 15, 2021.

CUSIP No. M47364100

1	NAME OF REPORTING PERSON. Bio Medical Investment (1997) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,374,377 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 1,374,377 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,374,377 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.32%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Excludes 1,694,487 Ordinary Shares that are owned directly by Clal Biotechnology Industries Ltd., 3,750,000 Ordinary Shares that are owned directly by AI Gamida Holdings LLC and 3,111,111 Ordinary Shares that are owned directly by AI Biotechnology LLC.

(2)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Statement are based on 59,298,846 Ordinary Shares issued and outstanding on September 30, 2021, as reported in the Issuer’s Form 6-K filed with the SEC on November 15, 2021.

CUSIP No. M47364100

1	NAME OF REPORTING PERSON. Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 9,929,975 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 9,929,975 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,929,975 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.69%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Statement are based on 59,298,846 Ordinary Shares issued and outstanding on September 30, 2021, as reported in the Issuer’s Form 6-K filed with the SEC on November 15, 2021.

CUSIP No. M47364100

1	NAME OF REPORTING PERSON. AI Biotechnology LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,111,111 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 3,111,111 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,111,111 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.25%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

Excludes 3,068,864 Ordinary Shares that are beneficially owned by Clal Biotechnology Industries Ltd. and its subsidiaries and 3,750,000 Ordinary Shares that are owned directly by AI Gamida Holdings LLC.

(2)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Statement are based on 59,298,846 Ordinary Shares issued and outstanding on September 30, 2021, as reported in the Issuer’s Form 6-K filed with the SEC on November 15, 2021.

CONTINUATION PAGES TO AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 to Schedule 13D is being filed by AI Gamida Holdings LLC (“AI Gamida”), Access Industries Holdings LLC (“AIH”), Access Industries Management, LLC (“AIM”), Access Industries, LLC (“Access LLC”), Bio Medical Investment (1997) Ltd. (“Bio Medical”), Clal Biotechnology Industries Ltd. (“CBI”) and Len Blavatnik (collectively, the “Original Reporting Persons”) and AI Biotechnology LLC (“AIB” and, together with the Original Reporting Persons, the “Reporting Persons”, and each, a “Reporting Person”) to report certain changes in beneficial ownership of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), of Gamida Cell Ltd. (the “Issuer”) held by the Reporting Persons.

The Schedule 13D filed by the Original Reporting Persons with the Securities and Exchange Commission (the “SEC”) on November 9, 2018, as amended and supplemented by Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on July 3, 2019 and Amendment No. 2 to the Schedule 13D filed by the Reporting Persons with the SEC on May 22, 2020 (together, the “Schedule”), is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 3. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

Item 3	Source and Amount of Funds or Other Considerations

Item 3 to the Schedule is hereby amended by adding the following paragraph to the end of Item 3:

On July 8, 2019, CBI was granted options to purchase 10,000 Ordinary Shares, with an exercise price of $4.70 per share, in respect of Ofer Gonen’s service on the Issuer’s Board of Directors, pursuant to the terms of the Issuer’s 2017 Share Incentive Plan. The options vested in equal quarterly installments over a twelve-month period commencing on November 1, 2019, subject to the continued service by Mr. Gonen to the Issuer as of the applicable vesting date.

On November 17, 2020, CBI was granted options to purchase 12,000 Ordinary Shares, with an exercise price of $6.66 per share, in respect of Mr. Gonen’s service on the Issuer’s Board of Directors, pursuant to the terms of the Issuer’s 2017 Share Incentive Plan. The options vested in equal quarterly installments over a twelve-month period commencing on November 1, 2020, subject to the continued service by Mr. Gonen to the Issuer as of the applicable vesting date.

On December 20, 2021, CBI was granted options to purchase 9,500 Ordinary Shares, with an exercise price of $2.63 per share, in respect of Mr. Gonen’s service on the Issuer’s Board of Directors, pursuant to the terms of the Issuer’s 2017 Share Incentive Plan. The options vest in equal quarterly installments over a twelve-month period commencing on November 1, 2021, subject to the continued service by Mr. Gonen to the Issuer as of the applicable vesting date.

On December 20, 2021, CBI was granted 2,000 restricted stock awards, in respect of Mr. Gonen’s service on the Issuer’s Board of Directors, pursuant to the terms of the Issuer’s 2017 Share Incentive Plan. The restricted stock awards vest on November 1, 2022, subject to the continued service by Mr. Gonen to the Issuer as of such vesting date.

Item 5	Interest in Securities of the Issuer

Item 5 to the Schedule is hereby amended and restated as follows:

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of common stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of common stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

3,750,000 Ordinary Shares are owned directly by AI Gamida and may be deemed to be beneficially owned by AIM and Len Blavatnik because (i) AIM and Len Blavatnik control AI Gamida, and (ii) Len Blavatnik controls AIM. Each of the Reporting Persons (other than AI Gamida), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of the securities held directly by AI Gamida.

3,068,864 Ordinary Shares may be deemed to be beneficially owned by CBI, including (i) 1,507,369 Ordinary Shares owned directly by CBI, (ii) 160,743 Ordinary Shares issuable upon exercise of warrants owned directly by CBI, (iii) options to purchase 10,000 Ordinary Shares owned directly by CBI, with an exercise price of $4.70 per share, which are currently exercisable, (iv) options to purchase 12,000 Ordinary Shares owned directly by CBI, with an exercise price of $6.66 per share, which are currently exercisable, (v) options to purchase 2,375 Ordinary Shares owned directly by CBI, with an exercise price of $2.63 per share, which are currently exercisable, (iv) 2,000 restricted stock awards owned directly by CBI and (vii) 1,374,377 Ordinary Shares owned directly by Bio Medical, which is a wholly owned subsidiary of CBI. CBI may be deemed to share voting and investment power over the shares held directly by Bio Medical because it controls that entity. CBI is a publicly traded company traded on the Tel Aviv Stock Exchange.

1,374,377 Ordinary Shares are owned directly by Bio Medical, which is a wholly owned subsidiary of CBI.

3,111,111 Ordinary Shares are owned directly by AIB, which is a wholly owned subsidiary of AIH.

Each of AIH, Access LLC, AIM and Mr. Blavatnik may be deemed to share voting and investment power over the Ordinary Shares deemed to be beneficially owned by CBI (including the shares held directly by Bio Medical) and the Ordinary Shares owned directly by AIB because (i) Len Blavatnik controls AIM, AIH, Access LLC and AI International GP Limited (the general partner of AI SMS, as defined below), (ii) Access LLC controls a majority of the outstanding voting interests in AIH, (iii) AIM controls Access LLC and AIH, (iv) AIH owns AIB, (v) AIH owns a majority of the equity of AI SMS L.P. (“AI SMS”), (vi) AI SMS owns a majority of the equity of AI Diversified Holdings Ltd. (“Holdings Limited”), (vii) Holdings Limited owns AI Diversified Parent S.à r.l., which owns AI Diversified Holdings S.à r.l., which owns Access AI Ltd (“Access AI”), (viii) Access AI wholly owns Clal Industries Ltd. (“CI”), and (ix) CI is the controlling shareholder of CBI. Each of the Reporting Persons (other than, (x) solely with respect to the securities held directly by CBI, CBI, (y) solely with respect to the securities held directly by Bio Medical, Bio Medical and (z) solely with respect to the securities held directly by AIB, AIB), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of the securities held directly by CBI, Bio Medical and AIB.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 7	Materials to Be Filed as Exhibits

Exhibit	Description

99.9	Joint Filing Agreement, dated as of February 8, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2022

AI GAMIDA HOLDINGS LLC	By: Access Industries Management, LLC, Its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

ACCESS INDUSTRIES HOLDINGS LLC	By: Access Industries Management, LLC, Its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

ACCESS INDUSTRIES MANAGEMENT, LLC	/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

ACCESS INDUSTRIES, LLC	By: Access Industries Management, LLC, Its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

CLAL BIOTECHNOLOGY INDUSTRIES LTD.	/s/ Ofer Gonen
Name: Ofer Gonen
Title: Chief Executive Officer

/s/ Assaf Segal
Name: Assaf Segal
Title: Chief Financial Officer

BIO MEDICAL INVESTMENT (1997) LTD.	/s/ Ofer Gonen
Name: Ofer Gonen
Title: Director

/s/ Assaf Segal
Name: Assaf Segal
Title: Director

AI BIOTECHNOLOGY LLC	By: Access Industries Management, LLC, Its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

*
Name: Len Blavatnik

*	The undersigned, by signing his name hereto, executes this Amendment No. 3 to Schedule 13D pursuant to the Limited Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By:	/s/ Alejandro Moreno
Name: Alejandro Moreno Attorney-in-Fact